TENDER LOVING EMPIRE LLC

CONVERTIBLE NOTE PURCHASE AGREEMENT

This Convertible Note Purchase Agreement (this "***Agreement***") is made as of ________ [EFFECTIVE DATE] by and between Tender Loving Empire LLC, an Oregon limited liability company (the "***Company***"), and the investors listed on attached **Exhibit A** (each a "***Purchaser***" and, collectively, the "***Purchasers***"). The Company and the Purchasers are each referred to in this Agreement as a "***Party***" and, collectively, as the "***Parties***."

RECITALS

A. The Company desires to issue and sell to the Purchasers, and the Purchasers desire to purchase from the Company, convertible promissory notes in substantially the form attached to this Agreement as **Exhibit B** (each, a "***Note***" and, collectively, the "***Notes***"), which shall be convertible on the terms stated in the Notes into equity securities of the Company.

B. The Notes and the equity securities issuable upon conversion thereof (and the securities issuable upon conversion of such equity securities) are collectively referred to herein as the "***Securities***." Terms not otherwise defined in this Agreement shall have the meaning given to them in the form of Note.

AGREEMENT

In consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. **Purchase and Sale of Note.**

1.1 **Sale and Issuance of Note**. Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase at the Closing (as defined below) and the Company agrees to sell and issue to each Purchaser at the Closing, a Note in the principal amount set forth opposite each Purchaser's name on attached **Exhibit A**. The purchase price of each Note shall be equal to 100% of the principal amount of such Note. The Notes shall be convertible into equity securities of the Company as provided for in the Notes.

1.2 **Closings; Funding; Delivery**. The initial purchase and sale of the Notes shall take place remotely via the exchange of documents and signatures on the date first listed above (the "***Initial Closing***"). The Company may thereafter sell additional Notes on a rolling basis with each such sale being a closing (each a "***Closing***"). At the Initial Closing and any subsequent Closing(s), the Company shall deliver to each Purchaser a signed Note reflecting the Purchaser's investment, against payment of the purchase price thereof by check payable to the Company or wire transfer to a bank account designated by the Company.

2. **Representations and Warranties of the Company.** The Company hereby represents and warrants to the Purchasers that the following representations and warranties are true and complete as of the Initial Closing.

2.1 **Organization, Power, and Qualification**. The Company is a limited liability company duly organized and validly existing under the laws of the State of Oregon and has all requisite limited liability company power and authority to carry on its business as presently

conducted and as presently proposed to be conducted. The Company is duly qualified to transact business in Oregon and in each other jurisdiction in which the failure to so qualify would have a material adverse effect on the Company.

2.2 **Capitalization**. As of the Initial Closing, the Company has 1,000,000 Units (as defined in the Operating Agreement (as defined below)) issued and outstanding.

2.3 **Subsidiaries**. Other than Tender Loving Empire (Washington) LLC, a Washington limited liability company, of which the Company is the sole member, the Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership, or similar arrangement.

2.4 **Authorization; Enforceability**. All limited liability company action required to be taken by the Company to authorize the Company to enter into this Agreement and the Notes, and to issue the Notes at the Initial Closing and any subsequent Closing(s), has been taken or will be taken prior to the Initial Closing. This Agreement and the Notes, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.5 **Valid Issuance**. The Securities, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Notes , will be validly issued, fully paid, and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer under this Agreement and the Notes, the Operating Agreement, applicable state and federal securities laws, and liens or encumbrances created by or imposed by the Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement, and subject to the filings described in Section 2.6 of this Agreement, the Securities will be issued in compliance with all applicable federal and state securities laws.

2.6 **Governmental Consents and Filings**. Assuming the accuracy of the representations made by the Purchasers in Section 3 of this Agreement, no consent, approval, order, or authorization of, or registration, qualification, designation, declaration, or filing with, any federal, state, or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for filings pursuant to Regulation D or Regulation CF of the Securities Act (as defined below), and applicable state securities laws, which filings have been made or will be made in a timely manner.

2.7 **Litigation**. There is no claim, action, suit, proceeding, arbitration, complaint, charge, or investigation pending or, to the Company's knowledge, currently threatened (a) against the Company or any manager, officer, or key employee of the Company arising out of their employment or manager relationship with the Company, (b) that questions the validity of this Agreement or the Notes or the right of the Company to enter into them or to consummate the transactions contemplated by this Agreement, or (c) that would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the Company.

2.8 **Intellectual Property**. For purposes of this Agreement, the term "***Company Intellectual Property***" means all patents, patent applications, trademarks,

trademark applications, service marks, tradenames, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, the subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to, and under any of the foregoing, and any and all such cases as are necessary to the Company in the conduct of the Company's business as now conducted and as presently proposed to be conducted. The Company owns or possesses, or believes it can acquire on commercially reasonable terms, sufficient legal rights to all Company Intellectual Property without any known conflict with, or infringement of, the rights of others, as are necessary to the Company in the conduct of the Company's business as presently conducted and as presently proposed to be conducted. To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other individual, corporation, partnership, trust, limited liability company, association or other entity (a "***Person***"). The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works, or other proprietary rights or processes of any other Person. To the Company's knowledge, it will not be necessary to use any inventions of any of its employees or consultants (or persons it currently intends to hire) made prior to their employment by the Company (except as have already been assigned to the Company). Each employee and consultant has assigned to the Company all intellectual property rights he or she owns that are related to the Company's business as now conducted and as presently proposed to be conducted.

2.9 **Compliance with Other Instruments**. The Company is not in violation or default under (a) any provisions of its Amended and Restated Articles of Organization, filed with the Oregon Secretary of State on August 1, 2017 (the "***Articles***") or its Amended and Restated Operating Agreement, dated January 1, 2017 (the "***Operating Agreement***"), (b) any instrument, judgment, order, writ, or decree to which it is subject, (c) under any note, indenture, or mortgage to which it is a party, (d) under any lease, or material or material purchase order to which it is a party or by which it is bound, or (d) to its knowledge, under any provision of federal or state statute, rule, or regulation applicable to the Company, the violation of which would have a material adverse effect on the Company.

2.10 **Permits**. The Company has all franchises, permits, licenses, and any similar authority necessary for the conduct of its business, the lack of which would reasonably be expected to have a material adverse effect on the Company. The Company is not in default in any material respect under any of such franchises, permits, licenses, or other similar authority.

2.11 **Disclosure**. The Company has made available to the Purchasers all the information reasonably available to the Company that the Purchasers have requested for deciding whether to acquire the Notes. No representation or warranty of the Company contained in this Section 2, as qualified by the Disclosure Schedule, contains any untrue statement of a material fact or, to the Company's knowledge, omits to state a material fact necessary in order to make the statements contained in this Section 2 not misleading in light of the circumstances under which they were made.

3. **Representations and Warranties of the Purchaser**. Each Purchaser hereby represents and warrants to the Company that:

3.1 **Authorization**. The Purchaser has the full right, power, and authority to enter into and perform the Purchaser's obligations under this Agreement, and this Agreement,

when executed and delivered by the Purchaser, will constitute a valid and binding obligation of the Purchaser, enforceable in accordance with its terms, subject to the laws of general application relating to bankruptcy, insolvency, and the relief of debtors, rules of law governing specific performance, injunctive relief, or other equitable remedies.

3.2 **Knowledge, Information and Sophistication**. The Purchaser (a) is aware of the Company's business affairs and financial condition, and (b) has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Securities. Without lessening or obviating the representations and warranties of the Company set forth in Section 2, the Purchaser hereby: (i) acknowledges that it has received all the information it has requested from the Company and it considers necessary or appropriate for deciding whether to acquire the Securities, (ii) represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Purchaser, (iii) has reviewed the Risk Factors attached to this Agreement as **Exhibit C** and the Company's organizational and governance documents, and (iv) represents that it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of this investment.

3.3 **Restricted Securities**. The Purchaser understands that the Securities have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act that depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Securities are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Securities for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company that are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.4 **No Public Market**. The Purchaser understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Securities.

3.5 **Crowdfunding Vehicle**. The Purchaser meets the requirements of a "crowdfunding vehicle" as set forth in 17 CFR §270.3a-9.

3.6 **Solicitation in Accordance with Regulation Crowdfunding**. The Purchaser acknowledges that the Company has conducted its solicitation of investors solely through the WeFunder Crowd Funding Platform, and that all solicitation activities have been in accordance with the provisions of Regulation Crowd Funding.

3.7 **Ability to Bear Economic Risk**. The Purchaser acknowledges that investment in the Securities involves a high degree of risk, and represents that it is able, without materially impairing its financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of its investment.

3.8 **Disqualification**. The Purchaser represents that neither the Purchaser, nor any person or entity with whom the Purchaser shares beneficial ownership of Company securities, is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act. The Purchaser also agrees to notify the Company if such Purchaser or any person or entity with whom such Purchaser shares beneficial ownership of Company securities becomes subject to such disqualifications after the date hereof (so long as such Purchaser or any such person beneficially owns any equity securities of the Company).

4. **Further Agreements**

4.1 **Confidential Information; Confidentiality.** Anything in this Agreement to the contrary notwithstanding, no Purchaser by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights of any Purchaser whom the Company reasonably determines to be a competitor or an officer, employee, director, or holder of one percent (1%) or more of a competitor. Each Purchaser shall keep confidential and shall not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement or otherwise other than to any of the Purchaser's attorneys, accountants, consultants, and other professionals, in each case, to the extent necessary to obtain their services in connection with monitoring the Purchaser's investment in the Company. In addition, the terms of this Agreement and the Note are confidential. Without the prior written consent of the other Party, neither Party will disclose the terms of this Agreement or the Note to any other Person, except to such Party's representatives who need to know such terms to assist such Party, or act on its behalf, to exercise its rights or perform its obligations under this Agreement or the Notes.

4.2 **Securities Waiver.** TO THE FULLEST EXTENT PERMITTED BY LAW, EACH PURCHASER HEREBY IRREVOCABLY WAIVES AND RELEASES ALL CLAIMS AND RIGHTS OF ACTION, WHETHER KNOWN OR UNKNOWN, INCLUDING THE RIGHT TO SEEK RESCISSION, THAT ARISE FROM OR RELATE TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING THE ISSUANCE OF THE SECURITIES, THAT PURCHASER MAY HAVE NOW OR IN THE FUTURE UNDER THE PARTICIPANT LIABILITY OR MATERIAL AID PROVISIONS OF OREGON REVISED STATUTES ("***ORS***") 59.115, ORS 59.137 OR ANY OTHER PROVISION OF THE OREGON SECURITIES LAW THAT IMPOSES LIABILITY ON A PERSON FOR PARTICIPATING OR MATERIALLY AIDING IN THE SALE OF SECURITIES. THOSE PARTIES IDENTIFIED IN ORS 59.115(3) AND ORS 59.137(1) AND (2) ARE INTENDED THIRD-PARTY BENEFICIARIES OF THE WAIVER SET FORTH IN THIS SECTION 4.2. NOTHING IN THIS SECTION 4.2 LIMITS OR RESTRICTS PURCHASER FROM ASSERTING CLAIMS UNDER THE FEDERAL SECURITIES LAWS OR FOR BREACH OF CONTRACT. PURCHASER ACKNOWLEDGES AND AGREES THAT THE PROTECTIONS AFFORDED TO IT UNDER THE FEDERAL SECURITIES LAWS ARE ADEQUATE AND APPROPRIATE GIVEN PURCHASER'S LEVEL OF SOPHISTICATION AND STATUS AS AN ACCREDITED INVESTOR.

4.3 **Further Assurances.** Each Purchaser agrees and covenants that at any time and from time to time it will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require to carry out the full intent and purpose of this Agreement and to comply with state or federal securities laws or other regulatory approvals.

5. **General Provisions.**

5.1 **Subordination**. The Notes will be subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness. "***Senior Indebtedness***" consists of the Company's commercial bank lines or term debt, term loans secured through assets, equipment lease lines and such additional or replacement commercial loans and equipment leases as are subsequently approved by the Company's Managers.

5.2 **Binding Agreement**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties.

5.3 **Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any Party other than the Parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.4 **Governing Law; Venue**. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the Parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Oregon, without giving effect to principles of conflicts of law. The Parties agree that the state or federal courts located in Multnomah County, the State of Oregon, constitute the sole and exclusive venue, and the exclusive jurisdiction, for disputes arising under or with respect to this Agreement.

5.5 **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

5.6 **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.7 **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the Party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page to this Agreement, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Agreement. A confirming copy of any notice or other communication sent by electronic mail shall be sent promptly by registered or certified mail, or overnight courier.

5.8 **Finder's Fee**. Each Party represents that it neither is nor will be obligated for any finder's fee or commission in connection with the transactions contemplated by this Agreement. Each Purchaser agrees to indemnify and hold harmless the Company from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which such Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify

and hold harmless the Purchasers from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

5.9 **Amendments and Waivers**. Any term of this Agreement may be amended or waived only with the written consent of the Company and the holders of Notes whose aggregate principal amount represents a majority of the outstanding principal amount of all then outstanding Notes (the "***Requisite Holders***"). Any amendment or waiver effected in accordance with this Section 5.9 shall be binding upon each Purchaser and each transferee of the Securities, each future holder of all such Securities, and the Company.

5.10 **Severability**. If any provision of this Agreement is held to be unenforceable under applicable law, the Parties agree to renegotiate such provision in good faith to maintain the economic position enjoyed by each Party as close as possible to that under the provision rendered unenforceable. If the Parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of this Agreement shall be interpreted as if such provision were so excluded, and (c) the balance of this Agreement shall be enforceable in accordance with its terms.

5.11 **Entire Agreement**. This Agreement, together with the documents referred to herein, constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the Parties hereto are expressly canceled.

5.12 **Expenses**. Each Party to this Agreement shall be responsible for their own fees and expenses related to this Agreement.

[SIGNATURE PAGES FOLLOW]

The Parties have executed this Convertible Note Purchase Agreement as of the date first written above.

COMPANY:

TENDER LOVING EMPIRE LLC

By: *Founder Signature*
Name: Jared Mees Brianne Mees
Title: Manager

Address: 3434 SE 21st Avenue
Portland, Oregon 97202

E-mail:

The Parties have executed this Convertible Note Purchase Agreement as of the date first written above.

PURCHASER:

(If Purchaser is an Individual)

____

Name: _________________________________

Mailing Address:

____

____

Email Address: __________________________

(If Purchaser is an Entity)

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Mailing Address:

1887 Whitney Mesa Dr. #8885

Henderson, NV 89014

Email Address: updates@wefunder.com

EXHIBIT A

LIST OF PURCHASERS

(as of [INVESTMENT DATE])

PURCHASER	PURCHASE DATE	INVESTMENT AMOUNT
[ENTITY NAME]	[INVESTMENT DATE]	$[AMOUNT]
TOTAL:		$[AMOUNT]

EXHIBIT B

FORM OF CONVERTIBLE PROMISSORY NOTE

[TO BE ATTACHED]

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

TENDER LOVING EMPIRE LLC
CONVERTIBLE PROMISSORY NOTE

Note No. 2025-CPN___ **Issue Date:** [EFFECTIVE DATE]

THIS CERTIFIES THAT, for value received, Tender Loving Empire LLC, an Oregon limited liability company (the "***Company***"), promises to pay to [ENTITY NAME] (the "***Holder***"), or its assigns, the principal sum of $[AMOUNT], plus simple interest accrued on the outstanding unpaid principal balance hereof at the rate of 7.0% per annum, computed on the basis of actual days elapsed and a 365 day year. To facilitate the closing of, as applicable, a Qualified Financing (as defined below) or Non-Qualified Financing (as defined below), interest will cease to accrue as of a date determined by the Company (the "***Accrual Termination Date***") so long as the initial closing of the Qualified Financing or Non-Qualified Financing, as applicable, occurs on or before the 10th business day after the Accrual Termination Date.

This Convertible Promissory Note (this "***Note***") is one of several convertible promissory notes (collectively, the "***Notes***") issued pursuant to the terms of that certain Convertible Note Purchase Agreement dated as of [EFFECTIVE DATE], (the "***Purchase Agreement***"). Capitalized terms that are not otherwise defined in this Note shall have the meanings set forth in the Purchase Agreement.

1. **Certain Definitions**.

1.1 "***Conversion Amount***" means, as of the date of determination, the outstanding principal balance of, plus all accrued but unpaid interest due on, this Note.

1.2 "***Conversion Price***" means the lower of (a) 80.0% of the price at which Units are sold to cash investors in the Qualified Financing or Non-Qualified Financing, as applicable, and (b) the price per Unit determined by dividing $15,000,000 by the Fully Diluted Number of Units.

1.3 "***Fully Diluted Number of Units***" means, as of the date of determination, the number of Units (as defined in the Operating Agreement) then issued and outstanding (assuming full exercise and conversion of all issued and outstanding convertible or exercisable securities, including vested and unvested options and warrants, but excluding the conversion of the Notes, any other outstanding convertible indebtedness, or any outstanding simple agreements for future equity).

1.4 "***Qualified Equity Financing***" means a future equity financing in which the gross offering proceeds to the Company are at least $1,000,000 (excluding any conversion of the Notes or any other outstanding indebtedness).

1.5 "***Sale of the Company***" shall be deemed to have occurred (a) if the Company merges, consolidates, or reorganizes with one or more entities, corporate or otherwise, as a result of which the holders of Units before such event do not hold at least 50% of the Units immediately after such event, (b) if the Company sells all or substantially all of its assets, or (c) upon the consummation of a transaction, or series of related transactions, in which any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***")) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of all of the Units.

2. **Payments.** Subject to the provisions in this Note relating to conversion, the Conversion Amount shall be due and payable upon or at any time after the earliest to occur of: (a) the date that is 60 months after the date of the Purchase Agreement (the "***Maturity Date***") or (b) an Event of Default (as defined below). Payment shall be credited first to accrued and unpaid interest and the balance against unpaid principal.

3. **Conversion**. This Note will be convertible as follows:

3.1 **Automatic Conversion on Qualified Financing**. If, at any time before the repayment in full of this Note or the conversion of this Note pursuant to Sections 3.2, 3.3, or 3.4 of this Note, the Company consummates a Qualified Financing, then, subject to the conditions set forth in this Note, the Conversion Amount will automatically convert into that number of Units of the class and series of Units issued by the Company in such Qualified Financing as is equal to the quotient (rounding up to the nearest whole number) obtained by dividing (a) the Conversion Amount by (b) the Conversion Price. If the Units issued in the Qualified Financing are a series or class of Units with a liquidation preference, distribution accrual, or anti-dilution protection, then the Holder agrees that the original issue price with respect to the liquidation preference, distribution accrual, or anti-dilution protection relating to the Units that Holder receives in the Qualified Financing upon conversion of this Note will be the Conversion Price. All other terms, rights, preferences, and privileges of the Units issued to Holder upon conversion of this Note in the Qualified Equity Financing will be substantially the same as the Units issued to the purchasers of Units in the Qualified Financing.

3.2 **Optional Conversion on a Non-Qualified Financing**. If, at any time before the repayment in full of this Note or the conversion of this Note pursuant to any of Sections 3.1, 3.3, or 3.4 of this Note, the Company sells Units in other than a Qualified Financing (a "***Non-Qualified Financing***"), then, upon the written election of the Requisite Holders, the Conversion Amount shall convert into the same class or series of Units being sold in such Non-Qualified Financing. The total number of Units to be issued upon such conversion shall be equal to the quotient obtained by dividing (a) the Conversion Amount by (b) the Conversion Price. This Note shall otherwise convert on the same terms and conditions applicable to the other purchasers in the Non-Qualified Financing.

3.3 **Optional Conversion at Maturity Date**. If this Note remains outstanding at the Maturity Date, then, effective as of the Maturity Date, upon the written election of the Requisite Holders, the Conversion Amount shall convert into that number of Units as is equal to the quotient (rounding up to the nearest whole number) obtained by dividing (a) the Conversion Amount by (b) the Conversion Price determined in accordance with subsection (b) of the definition of Conversion Price. The Company shall complete the conversion required by this Section 3.3 no later than 10 business days following the notice from the Requisite Holders.

3.4 **Sale of the Company.** If the Company elects to consummate a Sale of the Company prior to the date this Note has been converted or paid in full, then, notwithstanding

any other provision in this Note to the contrary, (a) the Company will give the Holder at least 10 days' prior written notice of the anticipated closing date of such Sale of the Company, and (b) the Holder shall have the option to (i) elect to convert the Conversion Amount of this Note into that number of Units as is equal to the quotient (rounding up to the nearest whole number) obtained by dividing (A) the Conversion Amount by (B) the Conversion Price determined in accordance with subsection (b) of the definition of Conversion Price, or (ii) receive payment of the Conversion Amount. Any election by the Holder to convert this Note pursuant to this Section 3.4 shall be made by delivery of written notice to the Company not less than five business days before the anticipated closing date of the Sale of the Company, and the Holder will be required to enter into all of the applicable sale and related transaction documents and agreements entered into by the holders of the Company's Units.

3.5 **Conversion Procedure**. Upon the occurrence of any conversion of this Note, the outstanding Conversion Amount will convert into the number of Units determined pursuant to this Section 3 without any further action by the Company, provided that the Holder surrenders this Note, and if such conversion occurs pursuant to Section 3.1, 3.2, or 3.4, executes and delivers certain agreements relating to the purchase and sale of such securities issuable upon such conversion, as well as registration, transfer restriction, co-sale, information, and voting rights, if any, relating to such securities, which agreements are substantially identical in form and substance to the agreements executed and delivered by all other investors in the financing that triggers such conversion pursuant.

4. **Default**.

4.1 **Events of Default**. So long as this Note remains unpaid in whole or in part as to either principal or interest, each of the following will constitute an "**Event of Default**" under this Note: (a) the failure of the Company to pay all or any part of the principal of, or accrued interest on, the Note when due, or the failure of the Company to issue any Units issuable under this Note in accordance with the terms of this Note; (b) (i) the commencement by the Company of a proceeding in bankruptcy, (ii) the consent by the Company to a proceeding in bankruptcy filed against it by another party or (iii) the appointment of a receiver, liquidator, assignee, or trustee of the Company's assets for the benefit of creditors; or (c) any material breach by the Company of this Note, which breach is not cured within 10 days of delivery of written notice to the Company of such breach by the Holder.

4.2 **Acceleration Upon Default**. If an Event of Default occurs and is continuing, then the Holder may, by written notice to the Company, declare the Conversion Amount to be immediately due and payable immediately in cash, without further presentment, demand, protest, or further notice of any kind, all of which are hereby expressly waived by the Company, to the fullest extent permitted by applicable law. Notwithstanding any other provision of this Note, upon an Event of Default described in Sections 4.1(b) or (c), the entire Conversion Amount shall automatically become and be immediately due and payable.

5. **Prepayment**. The Company may not make prepayments of principal on this Note except with the advance written consent of the Requisite Holders and, subject to such written consent, any prepayment must be made among all Notes pro rata based on the principal amount of each Note.

6. **General Provisions.**

6.1 **No Security; Subordination**. The indebtedness evidenced by this Note is unsecured and subordinated and junior in right of payment to the prior payment in full of all

Senior Indebtedness of the Company. "***Senior Indebtedness***" consists of the Company's commercial bank lines, equipment lease lines and such additional or replacement commercial loans and equipment leases as are subsequently approved by the Company's Managers.

6.2 **Governing Law**. This Note and all actions arising out of or in connection with this Note will be governed by and construed in accordance with the laws of the State of Oregon, without giving effect to principles of conflicts of law. The parties agree that the state or federal courts located in Multnomah County, the State of Oregon, constitute the sole and exclusive venue, and the exclusive jurisdiction, for disputes arising under or with respect to this Note.

6.3 **Successors and Assigns**. The rights and obligations of the Company and the Holder under this Note will be binding upon and benefit of their respective successors, assigns, heirs, administrators, and transferees. Notwithstanding the foregoing, the Company may not assign its rights or delegate any obligations hereunder without the prior written consent of the Holder.

6.4 **Waiver and Amendment**. This Note may be amended, or any term waived, upon the written consent of the Company and the Requisite Holders. Any modification, amendment, or waiver that (a) reduces the principal amount of this Note, or (b) affects Holder in a materially disproportionate manner relative to its effect on any other holders of Notes shall also require the consent of Holder as a condition to the effectiveness thereof.

6.5 **Notices**. All notices and other communications given or made pursuant to this Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth in their signature block below, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Note. A confirming copy of any notice or other communication sent by electronic mail shall be sent promptly by registered or certified mail, or overnight courier.

6.6 **Severability**. In case any provision of this Note is deemed to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

6.7 **Expenses**. Each party shall be responsible for such party's own fees and expenses in connection with this Note. However, the Company agrees, subject only to any limitation imposed by applicable law, to pay reasonable attorney's fees and expenses incurred by the Holder in collecting any amounts not paid within 30 days after such amounts were due and payable.

6.8 **Counterparts**. This Note may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

[Signature page follows]

IN WITNESS WHEREOF, the Company has caused this Convertible Promissory Note to be issued as of the date first written above.

TENDER LOVING EMPIRE

By: *Founder Signature*
Name: Jared Mees
Title: Manager

Address: 3434 SE 21st Avenue
Portland, Oregon 97202

Acknowledged and Accepted By:

[ENTITY NAME]

By: *Investor Signature*
Name: [INVESTOR NAME]
Title: [INVESTOR TITLE]
Address: 1887 Whitney Mesa Dr. #8885
Henderson, NV 89014

038568\97204\18696746v1

EXHIBIT C

RISK FACTORS AND SPECIAL CONSIDERATIONS

An investment in the Company involves a high degree of risk. In addition to the other information contained in this Agreement, a Purchaser should carefully consider the following risks before making an investment decision. Due to the development stage of the Company and these other risks, a Purchaser could lose all or part of the Purchaser's investment. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company, or that the Company currently thinks are immaterial, may also impair the Company's business operations.

Financial Forecasts. Any projected or pro forma financial statements delivered to a Purchaser ("***Financial Forecasts***") are for illustrative purposes only and must not be relied upon by any prospective Purchaser. The Financial Forecasts (a) reflect estimates of future results of operations developed by the Company without independent evaluation or analysis and (b) are based upon assumptions that may or may not occur and over which the Company will have little or no control. For instance, the cost of labor is inherently difficult to predict, and the Company may have to spend more on this expense than the budgeted amount. There can be no assurance that actual events will correspond with these assumptions, and costs in excess of budget will impact the Company's ability to achieve its projections. Actual results for any period may or may substantially not conform to the Financial Forecasts.

Company Investment Objectives. To the extent that the Company fails to attain its investment objectives, which may be influenced by factors beyond its control, the investment results experienced by Purchasers may be adversely affected.

Development Stage Company; Anticipation of Losses. The Company's business must be considered in light of the risks, expenses, and problems frequently encountered by companies in its stage of development. Specifically, such risks may include the following:

- The Company's failure to anticipate and adapt to developing markets;
- The Company's failure to further develop its advertising base;
- The failure of the Company's products and services to be commercially viable at large scale;
- The rejection of the Company's products and services by its target customer base; and
- The Company's inability to attract, retain, and motivate qualified personnel.

There can be no assurance that the Company will be successful in addressing these risks. To the extent that the Company is not successful in addressing these risks, the Company's business, results of operations, and financial condition will be materially and adversely affected. There can be no assurance that the Company will ever achieve or sustain profitability.

Uncertain Market Acceptance. Market acceptance for new products and services is subject to a high level of uncertainty. The Company has made certain assumptions as to the acceptance of the market for its products and services which, if not met, could substantially impair the sales and profitability of the Company and could have a material adverse impact on cash flow from operations.

Changes in Consumer Preferences. The Company operates in the retail sector, where consumer references and trends can shift rapidly. The introduction of new product and service concepts into the marketplace can render the Company's existing products and services obsolete or unmarketable. The Company's failure to anticipate, identify, or react quickly to these changes, and to introduce new and improved products and services on a timely basis, could result in reduced demand for the Company's products and services, which would in turn cause the Company's revenues and profitability to suffer.

Competition. The retail sector is highly competitive, with numerous competitors including large retail chains, e-commerce platforms, and other local retailers. There can be no assurance that any larger, better-financed competitor will not develop products and services that achieve greater market share than the Company's products and services. Such competitive forces could have a material adverse impact on the Company's business, operating results and financial condition.

Dependence on Local Makers and Artisans. The Company's business model relies heavily on sourcing products from local makers and artisans. Any inability to attract, retain, or maintain relationships with these suppliers could adversely impact the Company's inventory, sales, and profitability.

Dependence on Other Suppliers. The Company will rely on third-party suppliers for products and services. Several of these suppliers may be a single source. The Company does not anticipate having a long-term contract with any supplier. The Company may be adversely affected in the event that it cannot find a supplier or if suppliers cease operations or if pricing terms become less favorable. The inability to find or the loss of a key supplier may force the Company to obtain necessary services in the open market, which may not be possible or may be at higher prices, until it could secure another source. There is no assurance that the terms of any supply arrangements the Company may enter into would be favorable to the Company. If the Company is unable to find or replace a key supplier, it may face delays in delivering products or services, which could have an adverse effect on the Company's sales and financial performance.

Risks Related to Inventory Management. The Company's focus on products from local

makers involves challenges related to inventory management, such as forecasting demand, avoiding overstock or stockouts, and managing perishable or seasonal items. A failure to manage inventory effectively could have a negative impact on the Company's profitability.

Geographic Concentration of Operations. The Company has multiple retail locations in Oregon and Washington. Adverse economic, regulatory, or environmental changes in these regions could disproportionately affect the Company's operations and financial performance.

Economic Volatility and Consumer Spending. Consumer spending patterns are influenced by economic conditions, such as employment rates, inflation, and disposable income. A downturn in the economy could result in reduced consumer spending and negatively affect the Company's sales.

Marketing Risks. The Company's future success depends on its ability to attract, service and retain its partners and customers, and the failure to do so could have a material adverse effect on the Company's business, operating results, and financial condition. Unforeseen marketing difficulties could have a material adverse impact upon the Company's business, operating results, and financial condition.

Collection of Accounts Receivable. There can be no assurance that uncollectible accounts receivables will not exceed the Company's reserves. Any significant increase in uncollected accounts receivables beyond reserves could have a material adverse effect on the Company's business, results of operations, and financial condition.

Product Liability. The Company may experience issues with products and services that may lead to liability, claims, or regulatory actions by governmental authorities. Any of these activities could result in increased governmental scrutiny, harm to the Company's reputation, reduced demand by consumers for its products and services, absence or increased cost of insurance, or additional testing requirements. Such results could divert development and management resources, adversely affect the Company's business operations, decrease sales, increase legal fees, and other costs, and put the Company at a competitive disadvantage compared to other providers not affected by similar issues with their products or services, any of which could have a significant adverse effect on the Company's financial condition.

Lease and Real Estate Risks. The Company leases physical retail spaces. Rising rental costs, inability to renew leases on favorable terms, or adverse changes in the real estate market could impact the Company's financial position and operational stability.

Risks Relating to Laws or Regulations. The Company's industry is subject to a variety of federal, state, local, and foreign laws and regulations. Governmental regulations also affect taxes and levies, healthcare costs, energy usage, immigration, and other labor issues, all of which may have a direct or indirect effect on the Company's business or those of the Company's customers or suppliers. Changes in these laws or regulations or the introduction of new laws or regulations could increase the costs of doing business for the Company or its customers or suppliers, or restrict the Company's actions, causing the Company's results of operations to be adversely affected.

Intellectual Property. Although the Company may apply for federal, state, or international patent, trademark, or copyright registrations for any products, services, or marketing materials it develops, such registrations may not provide adequate protection of the Company's intellectual property. The Company also intends to rely on federal, state, and international trade secret,

trademark, and copyright laws, to the extent applicable, as well as contractual obligations with employees and third parties, to protect its intellectual property. However, such laws and contracts may not provide adequate protection of the Company's intellectual property. Despite the Company's efforts to protect its intellectual property, unauthorized parties may attempt to copy aspects of the Company's products, services, or marketing materials, or to obtain and use information, without license or other authorization, that the Company regards as trade secrets or otherwise proprietary and confidential. The Company's efforts to protect its intellectual property from third-party discovery, use, misappropriation, and/or infringement may not be sufficient. Additionally, third parties may be able to independently and lawfully develop products, services, or marketing materials similar to the Company's. Third parties may also assert that the Company's products, services, or marketing materials infringe their intellectual property.

Dependence on Technology. The Company relies on information technology systems. All of these systems are dependent upon computer and telecommunications equipment, software systems and Internet access. The temporary or permanent loss of any component of these systems through hardware failures, software errors, the vulnerability of the Internet, operating malfunctions, or otherwise could interrupt Company's business operations and materially adversely affect Company.

Growth Management. The rapid execution necessary for the Company to successfully offer products and services and implement its business plan requires an effective planning and management process. The Company anticipates significant growth and will be required to continually improve its financial and management controls, reporting systems and procedures on a timely basis, and to expand, train, and manage its personnel. There can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's operations or that the Company's management will be able to achieve the rapid execution necessary to successfully offer its products and services and implement its business plan. If the Company is unable to manage growth effectively, the Company's business, results of operations, and financial condition will suffer a material adverse effect.

Dependence on Key Personnel. The Company's performance has been to date substantially dependent on the performance of its executive officers and key employees. Given the Company's early stage of development, the Company is dependent on its ability to retain and motivate high quality personnel, especially its management. The Company's success depends on its continuing ability to identify, attract, and retain highly qualified personnel in the future and the failure to do so could have a material adverse effect on the Company's business, operating results, and financial condition. There can be no assurance that employees will not leave the Company or compete against the Company.

Future Capital Needs and the Uncertainty of Additional Financing. In addition to the funding provided by the proceeds of the sale of the Notes, the Company may need to raise significant additional funds. There can be no assurance that additional financing, if needed, will be available on terms favorable to the Company, or at all.

No Prior Public Market for Stock; Possible Volatility of Stock Price. There is no public market for the Company's capital stock, and there can be no assurance that an active public market for the Company's capital stock would not be subject to significant fluctuations in response to variations in quarterly operating results and other factors, such as announcements of new products and services by the Company or its competitors or other events.

Dilution. If additional funds are raised through the issuance of equity or convertible securities,

the percentage ownership of the Company's owners may be reduced, such holders may experience additional dilution, and such new securities may have rights, preferences, or privileges senior to those of the Company's previously issued securities.

Offering Terms. The terms of the Notes were set by the Company. Although set in good faith, the terms may not bear any direct relationship to the assets, results of operations, or other objective criteria of value applicable to the Company.

Illiquid Investment. The Securities have not been registered under the Securities Act of 1933, as amended (the "***Act***") and are being offered in reliance upon an exemption from registration under the Act and applicable state securities laws. The Securities can only be transferred or resold in a transaction registered under or exempt from the registration requirements of the Act and applicable state securities laws. There is no public market for the Securities, and there is no guarantee that any public market for these Securities will develop. For these reasons, Purchasers may not be able to liquidate their investment in the Company in the event of an emergency or for any other reason. Consequently, the purchase of the Securities should be considered only as a long-term investment.

Tax Consequences. Each Purchaser is urged to consult the Purchaser's tax advisors considering the tax consequences of acquiring the Securities under the Internal Revenue Code of 1986, as amended, and the laws of any other taxing jurisdiction.

PURCHASER SHOULD NOT RELY ON THE FOREGOING AS A COMPLETE DESCRIPTION OF ALL OF THE RISKS AND UNCERTAINTIES FACED BY THE COMPANY. EACH PURCHASER IS URGED TO READ THIS AGREEMENT CAREFULLY AND TO CONSULT THE PURCHASER'S TAX, FINANCIAL, LEGAL, AND ACCOUNTING ADVISORS REGARDING THIS AGREEMENT, THE SECURITIES, AND THE CONSEQUENCES OF ACQUIRING THE SECURITIES BEFORE DECIDING WHETHER TO INVEST IN THE COMPANY.